JOINT WRITTEN CONSENT IN LIEU OF MEETING
OF THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
FERNHILL CORP.

As of June 21, 2021

The undersigned, constituting all of the members of the Board of Directors (the "Board") of FERNHILL CORP., a Nevada corporation, (the "Corporation"), and a majority of the shareholders of the Corporation's eligible to vote (the "Shareholders"), hereby give their written consent and authorization, in accordance with the provisions Nevada Revised Statutes ("NRS") Section 78.010 of the General Corporation Law of the State of Nevada, to the adoption of the following resolutions, and the same are hereby adopted as of the date set forth above:

WHEREAS, the Board and the Shareholders have each reviewed and considered the proposed amendment, amending Article 9 of the Articles of Incorporation (the "Amendment") to increase the total number of authorized shares of common stock of the Corporation to now read as follows:

THREE BILLION COMMON SHARES AUTHORIZED (Par $0.0001) – an increase of 1 billion common shares authorized.

WHEREAS, pursuant to Section 4 of the Company's revised Articles of Incorporation, the Company's principal office shall be amended to:

> 3773 Howard Hughes Parkway, Suite 500S
> Las Vegas, NV 89169-6014

WHEREAS, pursuant to Section 5 of the Company's revised Articles of Incorporation, the Company's new Registered Agent and Registered Office shall now read as follows:

> InCorp Services, Inc.
> 3773 Howard Hughes Parkway, Suite 500S
> Las Vegas, NV 89169-6014

WHEREAS, pursuant to Section 10 of the Company's revised Articles of Incorporation, the Company shall create a new class of Preferred Stock, to be designated as Preferred B Stock, which shall include all rights of preferences and restrictions as provided in the Designation of Preferred B Stock to be filed with the Nevada Secretary of State.

WHEREAS, the Board and the Shareholders have each determined that it is in the best interests of the Corporation to adopt these Amendments; it is hereby

RESOLVED, that the form, terms and provisions of these Amendments are hereby authorized and approved by the Board and by the Shareholders in all respects, effective as of the date hereof;

RESOLVED FURTHER, that the officers of the Corporation are directed and empowered, for and on behalf of the Corporation, to perform such acts as he or she deems necessary or appropriate to execute and deliver these Amendments and consummate all of the transactions contemplated thereby, and to do all things as may be deemed appropriate or necessary to carry out the purpose of the foregoing resolutions and to carry out the provisions of these Amendments;

The Secretary of the Corporation is hereby directed to file this instrument with the minutes of the proceedings of the directors and shareholders of the Corporation. The actions taken hereby shall be of the same force and effect as if taken at a meeting of the directors and shareholders of the Corporation, duly called and constituted pursuant to the laws of the State of Nevada.

This instrument may be executed in any number of counterparts and by facsimile or email; all such counterparts shall be deemed to constitute one and the same instrument, and each of said counterparts shall be deemed an original hereof.

IN WITNESS WHEREOF, the undersigned have executed this Consent as of the date first written above.

Board of Directors

_____
Mr. Marc, Lasky, Director

Shareholders

_____
Windstream Partners, LLC

representing a majority of shareholders eligible to vote on the matter herein.

The Vote by which the shareholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as maybe required by the provisions of the Article of Incorporation have voted in favor of these Amendments:

Marc Lasky	Officer & Director	110,000,000 Common shares
Windstream Partners (Chris Kern)	Shareholder	250,000,000 Common shares
Windstream Partners (Chris Kern)	Shareholder	1,000,000 Preferred A shares